THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

August 28, 2012

EDGAR CORRESPONDENCE

Kathy L. Churko

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 243 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series Toreador Large Cap Fund, which will change its name to “Toreador Core Fund” effective August 31, 2012 (the “Fund”). As requested, Tandy reps are attached as Schedule 1 to this letter.

A.	Responses to SEC Staff Comments regarding the “Summary Section—Fees and Expenses—Annual Fund Operating Expenses” table in the Fund’s Prospectus

1.	Comment

Please complete this table.

Response

The requested change has been made. The fee table is as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Retail Class	Institutional Class
Shareholder Fees (fees paid directly from your investment)

Redemption Fee (within 60 days of purchase as a percentage of the amount redeemed)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.90%	0.90%
Other Expenses	0.75%	0.53%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	1.66%	1.44%
Fee Waiver/Expense Reimbursement [1]	(0.45)%	(0.48)%
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)	1.21%	0.96%

[1]

The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual fund operating expenses (excluding brokerage fees and commissions; fees paid pursuant to the Administrative Services Plan (Retail Class only); borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as such as acquired fund fees and expenses; any 12b-1 fees, and extraordinary expenses) do not exceed 0.95% of the Fund’s average daily net assets through August 31, 2013, subject to the adviser’s right to recoup reimbursements on a rolling three-year basis so long as the reimbursement would not exceed the expense cap in place at the time of the waiver and the expense cap in place at the time of the repayment. This expense cap may not be terminated prior to this date except by the Board of Trustees.

2.	Comment

Please confirm that the expense reimbursement/waiver referred to in the table will be effective for no less than one year from the effective date of the Fund’s prospectus, and please indicate the date the expense waiver/reimbursement is set to expire in a footnote to the table.

Response

The Fund’s adviser has asked us to confirm to the SEC Staff that it has contractually agreed to the expense waiver/reimbursement described in the footnote to this table through at least August 31, 2103. We have disclosed this date in the footnote as set forth above.

3.	Comment

Please explain why the expense waiver/reimbursement described in the footnote to the table excludes any 12b-1 fees when the Fund does not currently pay 12b-1 fees.

Response

While the Fund does not currently pay 12b-1 fees, it may in the future, in which case those expenses would be excluded from the expense waiver/reimbursement.

B.	Responses to Other SEC Staff Comments

1.	Comment

Please confirm that investors were provided with at least 60 days’ notice of the change to the Fund’s policy to invest at least 80% of its net assets in large cap equity securities.

Response

A Rule 497 Prospectus supplement describing this change was filed with the SEC on July 2, 2012 and mailed to shareholders as required under the SEC Name Rule. The supplement notified shareholders that the Fund’s name and SEC Name Rule non-fundamental investment policy would change. The change will become effective as of September 3, 2013.

2.	Comment

Please summarize the “Principal Investment Strategies of the Fund” that appears in the “Summary Section.”

Response

The requested change has been made. Attached as Schedule 2 is the revised disclosure that will appear under the heading “Summary Section—Principal Investment Strategies of the Fund.”

3.	Comment

Confirm that the Prospectus and SAI disclosures regarding the adviser’s options trading strategy conform to SEC staff guidance provided in its letter to the Investment Company Institute dated July 30, 2010.

Response

The Fund’s adviser has requested that we confirm to the SEC staff that the Prospectus and SAI disclosures regarding its options trading strategy are consistent with the recent SEC staff guidance cited above.

*    *    *    *    *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6295 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of August 31, 2012.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 243 (“PEA 243”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series Toreador Large Cap Fund, which will be changing its name to Toreador Core Fund effective August 31, 2012 (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 243 about the Fund are the responsibility of the Fund;

2.	The Fund acknowledges that, by declaring the PEA 243 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President

Schedule 2

Principal Investment Strategies

The Fund invests primarily in equity securities of U.S. and foreign large cap companies of a size similar to those in either the S&P 500© Index or the Russell 1000© Index. As of March 31, 2012, the Russell 1000 Index was composed of companies having market capitalizations of between $124 million and $559 billion, while the S&P 500 was composed of companies having market capitalizations of between $1.21 billion and $559 billion. In choosing investments, the Fund’s adviser, Toreador Research & Trading LLC (the “Adviser”), typically selects large cap equity securities that it believes offer superior return potential and may consider, among other factors, a company’s valuation, projected future earnings, growth potential, recent performance, and business strategy.

The Fund seeks to diversify its investments across a broad spectrum of economic sectors in an attempt to reduce portfolio volatility and investment risk without sacrificing potential returns. In selecting securities within a particular economic sector, the Advisor’s goal is to identify companies that it believes have the potential for superior performance within each sector.

The Fund may also invest in small- and mid-cap companies, convertible securities, preferred stocks, and other investment companies (including exchange traded funds). The Fund may use options for hedging purposes or to obtain market exposure.

The Adviser will typically sell a company from the Fund’s portfolio when the trading price of the company’s stock exceeds the Adviser’s estimate of the company’s fundamental value and/or there are other companies that the Adviser believes offer greater investment potential.